October 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549

Attn:	Stacie Gorman Pam Howell Peter McPhun Wilson Lee

Re:	Bold Eagle Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 9, 2024

File No. 333-282268

Ladies and Gentlemen:

On behalf of our client, Bold Eagle Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 submitted on October 9, 2024 (the “Amended Registration Statement”), contained in the Staff’s letter dated October 11, 2024 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to the Registration Statement on Form S-1 (“Second Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Second Amended Registration Statement.

Amended Registration Statement on Form S-1 filed October 9, 2024

General

1.	We note the revisions made in response to prior comment 2. Given that the forfeiture of founder shares and the private placement will occur in connection with the initial business combination, please provide clear, consistent disclosure throughout the prospectus as to the total amount to be held by the sponsor after completion of this offering. In addition, given that the founder shares post offering will be less than 20% of the total outstanding ordinary shares, please clarify the determination that the founder shares would convert into 20% of the total number of Class A ordinary shares outstanding after such conversion.

Response: The Company acknowledges the comments of the Staff and has clarified the disclosures throughout the Second Amended Registration Statement accordingly. The Company respectfully advises the Staff that, as disclosed on the Cover Page and pages 7, 14, 35, 50, 53, 54, 55, 127, 128, 130, 132, 142 and II-2, the private placement will occur in connection with the closing of this offering, and that the forfeitures of founder shares, both in respect of the underwriters’ over-allotment option and in respect of the Class A ordinary shares underlying the Eagle share rights, will occur at the expiration of the underwriters’ over-allotment in connection with the completion of this offering, and not in connection with the initial business combination.

October 11, 2024

2.	We note the risk factor disclosure on page 64 in response to prior comment 4. Your risk factor refers to amending or waiving provisions in the letter agreement to allow members of the sponsor to transfer the membership interests in the sponsor. However, the letter agreement filed as Exhibit 10.1 does not appear to include restrictions on the members of the sponsor and does not appear to apply to the membership interests in the sponsor. Such disclosure also appears inconsistent with the disclosure on page 94 that the sponsor, in its sole discretion, may surrender, forfeit, transfer or exchange the shares. Please advise or revise.

Response: The Company respectfully advises the Staff that each member of the sponsor, as a member of the Company’s management team, is a party to the letter agreement and the lock-up provisions contained therein, and that there are no members of the sponsor that are not parties to the letter agreement. The Company has added corresponding clarifying disclosure on pages 90 and 94.

The Company notes that the letter agreement prohibits indirect transfers of the founder shares, which would include a transfer of membership interests in the sponsor. The definition of “Transfer” in paragraph 12 of the letter agreement prohibits transfers “directly or indirectly.”

The Company further respectfully advises the Staff that the disclosure on page 94 about potential actions to “surrender or forfeit, transfer or exchange” the securities held by the sponsor in order to facilitate an initial business combination are permitted by paragraph 8(c)(e) of the letter agreement, which permits transfers “by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or otherwise or in connection with the consummation of an initial Business Combination at prices no greater than the price at which the securities were originally purchased,” and has clarified the disclosure on page 94 accordingly to reference such exception under the letter agreement.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc: Eli Baker, Bold Eagle Acquisition Corp.